SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)


                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353


Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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     This Amendment No. 5 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001, Amendment No. 2 filed on August 16, 2001, Amendment No. 3 filed on August 20, 2001, and Amendment No. 4 filed on August 21, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.45 per Common Share and $0.045 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

       All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

       The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

    Exhibit (a)(1)(M) Text of press release issued by Parent on August 29, 2001.




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                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    GLOBALNET ACQUISITIONS INC.


                                                    By:       /s/ Joel D. Plasco
                                                    Name:     Joel D. Plasco
                                                    Title:    President




                                                    NEWMEDIA SPARK PLC


                                                    By:       /s/ Joel D. Plasco
                                                    Name:     Joel D. Plasco
                                                    Title:    Director



Dated: August 30, 2001

GlobalNet Financial.com Offer Update


Milan and London, 29 August 2001 - NewMedia SPARK plc ("SPARK") and AISoftw@re ("AIS"), today make the following announcements with respect to GlobalNet Financial.com, Inc. ("GlobalNet"):

AISoftw@re has decided not to pursue a further bid for GlobalNet and not attempt unilaterally to present another acquisition proposal to the Board of Directors of GlobalNet. AISoftw@re has confirmed that it will abide by its existing agreements with GlobalNet, including an obligation to tender its shares in GlobalNet (representing 12.9% of the voting power) into the SPARK offer.

Following AIS's decision, no legal actions will take place between the two companies with respect to past actions. Furthermore, SPARK and AIS have decided to explore ways in which the two companies could co-operate and pursue potential joint investments.

AIS Group will receive approx $1,262,700 from the cash tender at $ 0.45 of their 2,806,001 GlobalNet shares owned. Their average book value to date is at approx $0.85 per share.

Joel Plasco, Director of SPARK, said "Following these announcements, we look forward to positive co-operation between AIS and SPARK, and to the rapid conclusion of the tender offer."

Professor Francesco Gardin, President and CEO of AIS said: "We have decided not to make a further bid for GlobalNet but instead to pursue our goals of expanding AIS's international presence and increasing the value of INFUSION, our venture capital subsidiary, in advance of its planned de-merger and IPO, through the exploration of potential opportunities to work together with SPARK."

According to information provided to SPARK by the Bank of New York who is acting as the depository for the tender offer, shares representing approximately 48% of the combined voting power of GlobalNet have been validly tendered and not withdrawn as of close of business Monday 27 August 2001; this excludes the 12.9% stake to be tendered by AIS. The offer is conditional among other things on shares representing at least 51% of the combined voting power of GlobalNet having been validly tendered and not withdrawn by the expiration of the offer.

The SPARK offer of $0.45 per share of common stock and $0.045 per share of class A common stock of GlobalNet will expire at midnight New York time on Friday 31 August 2001, unless further extended. For more complete information on the SPARK offer (including how to tender and withdraw GlobalNet shares), investors should read the Schedule TO filed by SPARK with the US Securities and Exchange Commission, as amended to date.

Contacts:

Joel Plasco
NewMedia SPARK                                                 +44 207 851 7777

Dott. Marco Mancini
AI Softw@re                                                       +39 02 280 141
email:  mmancini@ais.it

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AISoftw@re

AISoftw@re SpA (www.ais.it), founded in 1983 and with consolidated group sales in 2000 of 23,727,743 Euros ($ 21.6 million), specializes in the development of technologically advanced software products for decision-support, knowledge processing, and data mining and Internet and Intranet solutions. Its proprietary products target the financial and healthcare industries. AISoftw@re solutions hold a leading positions in these dynamic vertical markets in Europe. AISoftw@re has been listed on Nasdaq Europe since November 1999 and on the Italian Nuovo Mercato since August 2000. The company is pursuing a program of growth based on international expansion, aggressive recruitment, acquisitions and equity investments in software companies working in the area of Internet applications development.


NewMedia SPARK


Listed on London's Alternative Investment Market, NewMedia SPARK plc is one of Europe's leading early stage investors in the telecoms, media and technology sectors. SPARK has a portfolio of investments in over 50 companies in Europe and India. SPARK focuses its investments on software applications, communications infrastructure businesses and certain areas of digital media such as music and financial products, typically investing between L0.5 million and L2 million. SPARK has operations in London, Stockholm, Berlin and Madrid. For further information see www.newmediaspark.com.

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